iMedia Brands, Inc.

6740 Shady Oak Road

Eden Prairie, MN 55344

July 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	iMedia Brands, Inc.

Registration Statement on Form S-3

File No. 333-239857

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iMedia Brands, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 27, 2020, or as soon thereafter as possible. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Jonathan R. Zimmerman of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at +1 (612) 766-8419, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

iMedia Brands, Inc.

/s/ Eric Geppert
Eric Geppert
Senior Vice President, General Counsel & Corporate Secretary